Exhibit 99.3

CHARTER OF THE FINANCE COMMITTEE OF

THE BOARD OF DIRECTORS OF

GREENLIGHT CAPITAL RE, LTD.

The purpose of the Finance Committee (the “Committee”) of the Board of Directors (the “Board”) of Greenlight Capital Re, Ltd. (the “Company”) is to assist the Board in overseeing all aspects of the Company’s capital structure, structural reorganization, financing arrangements, overall financial management and investment policies, guidelines and activities.

I.

PURPOSES AND RESPONSIBILITIES

More specifically, the Committee shall:

(a) Provide advice and assistance to the Board in connection with any initial public offering, which shall include interviewing and making recommendations to the Board concerning potential underwriters, and discussing and recommending the type of securities to be offered and listed;

(b) Review the adequacy of existing financing facilities.  Monitor the need for any additional financing.  Review, discuss and make recommendations to the Board concerning proposed issuances of equity, debt or other securities and proposed credit and similar facilities, including an initial public offering in the United States of America or any other appropriate jurisdiction;

(c) Review and make recommendations to the Board regarding the Company’s dividend policy and the payment of dividends;

(d) Review, discuss and make recommendations to the Board concerning the Company’s plans for share repurchase plans;

(e)  Review short-term and long-term financing plans;

(f)  Review the Company’s risk management activities;

(g) Review major commercial banking, investment banking, financial consulting, insurance and other relationships of the Company;

(h) Review and make recommendations to the Board regarding any proposed capital expenditure which is required to be approved by the Board;

(i) Review and make recommendations to the Board with respect to any proposal by the Company or by its subsidiaries to acquire or divest, in any manner, any asset, investment, real or personal property, or business interest if such divestiture is required to be approved by the Board;

(j)  Monitor the status of rating agency evaluations and discussions; and

(k) Report regularly to the Board on the Committee’s deliberations and actions taken.

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II.

COMPOSITION

The Committee shall be composed of at least three members.  The members of the Committee and the Chairperson shall be selected annually by the Board and serve at the pleasure of the Board.  A Committee member (including the Chairperson) may be removed at any time, with or without cause, by the Board.  The Board may designate one or more directors as alternate members of the Committee, who may replace any absent or disqualified member or members at any meetings of the Committee.  The Committee shall have authority to delegate responsibilities listed herein to subcommittees of the Committee if the Committee determines such delegation would be in the best interest of the Company.

III.

MEETING REQUIREMENTS

The Committee shall meet as necessary, but at least once each year, to enable it to fulfill its responsibilities.  The Committee shall meet at the call of its Chairperson, preferably in conjunction with regular Board meetings.  The Committee may meet by telephone conference call or by any other means permitted by law or the Company’s memorandum and articles of association, as may be amended from time to time.  A majority of the members of the Committee shall constitute a quorum.  The Committee shall act on the affirmative vote of a majority of members present at a meeting at which a quorum is present.  Without a meeting, the Committee may act by unanimous written consent of all members.  The Committee shall determine its own rules and procedures, including designation of a chairperson pro tempore, in the absence of the Chairperson, and designation of a secretary.  The secretary need not be a member of the Committee and shall attend Committee meetings and prepare minutes.  The Committee shall keep written minutes of its meetings, which shall be recorded or filed with the books and records of the Company.  Any member of the Board shall be provided with copies of the Committee minutes if requested.

The Committee may ask members of management or others whose advice and counsel are relevant to the issues then being considered by the Committee, to attend any meetings and to provide such pertinent information as the Committee may request.

The Chairperson of the Committee shall be responsible for leadership of the Committee, including preparing the agenda, presiding over Committee meetings, making Committee assignments and reporting the Committee’s actions to the Board from time to time (but at least once each year) as requested by the Board.

IV.

OUTSIDE ADVISORS

The Committee shall have access to and authority to retain independent advisors, including legal counsel, external auditors and financial advisors, if and when it deems necessary to perform its duties.  The Committee may retain these advisors without seeking Board’s approval and may approve related fees and retention terms.

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V.

ANNUAL EVALUATION PROCEDURES

The Committee shall annually assess its performance to confirm that it is meeting its responsibilities under this charter.  In this review, the Committee shall consider, among other things, (a) the appropriateness of the scope and content of this charter, (b) the appropriateness of matters presented for information and approval, (c) the sufficiency of time for consideration of agenda items, (d) frequency and length of meetings and (e) the quality of written materials and presentations.  The Committee may recommend to the Board such changes to this charter as the Committee deems appropriate.

VI.

MISCELLANEOUS

Nothing contained in this charter is intended to expand applicable standards of liability under statutory or regulatory requirements for the directors of the Company or members of the Committee.  The purposes and responsibilities outlined in this charter are meant to serve as guidelines rather than as inflexible rules and the Committee is encouraged to adopt such additional procedures and standards as it deems necessary from time to time to fulfill its responsibilities.  This charter, and any amendments thereto, shall be displayed on the Company’s website and a printed copy of such shall be made available to any shareholder of the Company who requests it.

Adopted by the Finance Committee and approved

by the Board of Directors of the Company on October 5, 2006.

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